Dreyfus Pennsylvania Intermediate Municipal Bond Fund

SEMIANNUAL REPORT May 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Pennsylvania Intermediate Municipal Bond Fund, covering the six-month period from December 1, 2004, through May 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

Despite occasional bouts of heightened volatility, the six-month reporting period produced generally good results for longer-term municipal bonds. Although the Federal Reserve Board began to raise short-term interest rates in June 2004, longer-term bonds remained remarkably resilient as investors responded to new signs of global economic weakness. These factors supported a market rally in April and May 2005, which more than offset earlier weakness among tax-exempt bonds, including those with intermediate-term maturities.

According to our economists, recent market turbulence probably is the result of a transition to a more mature phase of the economic cycle; one that typically is characterized by tighter monetary policy and slowing corporate profit growth. At times such as these, we believe it is especially important for investors to stay in touch with their financial advisors, as they can help you decide what adjustments, if any, you should make to your long-term investment strategy.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2005



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Pennsylvania Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended May 31, 2005, the fund achieved a total return of 2.33%.[1] In comparison, the fund's benchmark, the Lehman Brothers 7-Year Municipal Bond Index, achieved a total return of 2.25% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Pennsylvania Intermediate Municipal Debt Funds category was 1.72% for the reporting period.[3]

Although higher interest rates caused shorter-term fixed-income securities to lose some of their value, longer-term bond prices generally rose over the reporting period as inflation concerns receded. The fund produced a higher return than its benchmark and Lipper category average, primarily due to strong income from its seasoned holdings and its focus on securities toward the longer end of the intermediate maturity range.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal and Pennsylvania state personal income taxes. The fund generally maintains a dollar-weighted average portfolio maturity between three and 10 years. The fund invests at least 80% of its assets in municipal bonds rated investment grade, or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its net assets in municipal bonds rated below investment grade ("high-yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The Federal Reserve Board (the "Fed") continued to raise interest rates gradually as a stronger U.S. economy, recovering labor market and rising energy prices during much of the reporting period suggested that inflationary pressures were intensifying. In fact, the Fed raised the overnight federal funds rate at each meeting of its Federal Open Market Committee, driving short-term rates from 2% at the start of the reporting period to 3% by the end of the reporting period.

Historically, fixed-income securities across the full maturity spectrum have tended to lose value when the Fed tightens monetary policy. The reporting period proved to be different, with long-term bond prices gaining value while shorter-term bond prices declined. Longer-term bonds appeared to benefit from the Fed's unusual candor in signaling its intentions well ahead of actual policy changes, which removed a degree of uncertainty from the market. In addition, signs of renewed economic weakness late in the reporting period evidently eased investors' inflation concerns, and longer-term bonds rallied.

Tax-exempt securities also benefited during the reporting period from better fiscal conditions for many issuers, including those in Pennsylvania. Higher tax revenues helped Pennsylvania maintain a healthy credit profile, and the supply of newly issued securities remained relatively sparse.

In this environment, the fund continued to enjoy higher levels of income from its core, seasoned holdings than are currently available from newly issued securities. In addition, the fund benefited from refunding activity among some of its holdings as issuers took advantage of low borrowing rates to refinance existing debt. Finally, we successfully cushioned the eroding effects of higher interest rates by maintaining relatively light positions toward the shorter end of the maturity spectrum and emphasized bonds in the 10- to 15-year range, where volatility proved to be relatively muted.

What is the fund's current strategy?

Despite recent signs that inflationary pressures are moderating and the Fed may be nearing the end of its moves toward higher short-term interest rates, we have continued to focus on securities at the longer end of the intermediate maturity range (generally 10- to 15-year range). However, when making new purchases, we have emphasized higher-quality, higher-coupon bonds that historically have held more of their value during market declines. In our view, these are prudent strategies as the economy moves to the next phase of the cycle.

June 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Pennsylvania Intermediate Municipal Bond Fund from December 1, 2004 to May 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended May 31, 2005

Expenses paid per $1,000†	$ 3.99
Ending value (after expenses)	$1,023.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended May 31, 2005

Expenses paid per $1,000†	$ 3.98
Ending value (after expenses)	$1,020.99

† *Expenses are equal to the fund's annualized expense ratio of .79%, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2005 (Unaudited)

Long-Term Municipal Investments—97.7%	Principal Amount ($)	Value ($)
Albert Gallatin Area School District 5.15%, 9/1/2014 (Insured; MBIA)	1,220,000	1,273,399
Bethlehem Authority, Water 5%, 11/15/2015 (Insured; FSA)	2,000,000	2,217,620
Bucks County Water and Sewer Authority, Revenue (Neshaminy Interceptor) 5.375%, 6/1/2013 (Insured; AMBAC)	1,090,000	1,216,080
Butler Area Sewer Authority, Sewer Revenue Zero Coupon, 1/1/2010 (Insured; FGIC)	600,000	511,896
Butler County: 5.25%, 7/15/2017 (Insured; FGIC)	1,200,000	1,355,628
5.25%, 7/15/2018 (Insured; FGIC)	1,670,000	1,886,582
Cambria County 5.875%, 8/15/2008 (Insured; FGIC)	140,000	143,143
Clarion Municipal Authority, Revenue (Clarview Personal Care) 5.75%, 6/15/2013 (Insured; FGIC)	445,000	446,064
Council Rock School District 4.75%, 11/15/2017 (Insured; FGIC)	1,780,000	1,856,487
Delaware County 5.125%, 10/1/2017	1,000,000	1,069,120
Delaware River Port Authority (Port District Project) 4.75%, 1/1/2012 (Insured; MBIA)	1,000,000	1,045,680
Harrisburg Authority, Office and Parking Revenue 5.75%, 5/1/2008	1,200,000	1,258,032
Harrisburg Parking Authority, Parking Revenue 5.75%, 5/15/2014 (Insured; FSA)	740,000	850,008
Harrisburg Redevelopment Authority Zero Coupon, 11/1/2016 (Insured; FSA)	2,000,000	1,244,340
Hempfield Area School District 5%, 10/15/2015 (Insured; FGIC)	1,000,000	1,111,290
Kennett Consolidated School District 5.25%, 2/15/2016 (Insured; FGIC)	1,000,000	1,106,570
McKeesport Area School District Zero Coupon, 10/1/2009 (Insured; FGIC)	1,070,000	925,946
Monroe County Hospital Authority, HR (Pocono Medical Center) 5.50%, 1/1/2012	1,095,000	1,199,080

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Monroeville Municipal Authority, Sanitary Sewer Revenue		
5.25%, 12/1/2015 (Insured; MBIA)	1,035,000	1,152,493
Mount Lebanon School District		
5%, 2/15/2018	1,000,000	1,084,320
Neshaminy School District		
5%, 4/15/2016 (Insured; MBIA)	1,250,000	1,371,400
Norristown:		
Zero Coupon, 12/15/2011	1,465,000	1,158,214
Zero Coupon, 12/15/2013	735,000	528,597
5%, 9/1/2020 (Insured; FGIC)	1,125,000	1,218,758
North Allegheny School District		
5%, 5/1/2015 (Insured; FGIC)	1,625,000	1,792,603
Pennsylvania Finance Authority, Revenue (Penn Hills Project):		
5.25%, 12/1/2013 (Insured; FGIC)	1,105,000	1,141,830
5.25%, 12/1/2013 (Insured; FGIC) (Prerefunded 12/1/2006)	940,000 [a]	972,364
Pennsylvania Higher Educational Facilities Authority, Revenue:		
Health Services (University of Pennsylvania)		
5.35%, 1/1/2008	3,995,000	4,090,960
State System for Higher Education		
5.25%, 12/15/2014 (Insured; AMBAC)	1,600,000	1,698,384
(UPMC Health System):		
6%, 1/15/2013	1,995,000	2,240,285
6%, 1/15/2014	1,580,000	1,778,717
Pennsylvania Industrial Development Authority, EDR:		
7%, 1/1/2006 (Insured; AMBAC)	795,000	813,667
5.50%, 7/1/2014 (Insured; AMBAC)	2,350,000	2,645,936
Pennsylvania Infrastructure Investment Authority, Revenue (Pennvest Loan Pool Program)		
6%, 9/1/2005 (Insured; MBIA)	155,000	156,223
Pennsylvania Intergovernmental Coop Authority, Special Tax Revenue (Philadelphia Funding Program) 5.25%, 6/15/2016 (Insured; FGIC)	1,200,000	1,288,488
Pennsylvania Public School Building Authority, School Revenue (Daniel Boone School District Project)		
5%, 4/1/2017 (Insured; MBIA)	1,005,000	1,083,520

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania Turnpike Commission,		
Oil Franchise Tax Revenue:		
5.25%, 12/1/2018 (Insured; AMBAC)	455,000	489,803
5.25%, 12/1/2018 (Insured; AMBAC)		
(Prerefunded 12/1/2018)	545,000 [a]	581,586
Philadelphia:		
5.70%, 11/15/2006 (Insured; FGIC)	370,000	378,251
5.25%, 2/15/2014 (Insured; XLCA)	2,000,000	2,210,320
Airport Revenue (Philadelphia Airport System)		
5.75%, 6/15/2008 (Insured; AMBAC)	1,000,000	1,021,980
Gas Works Revenue		
5.50%, 7/1/2015 (Insured; FSA)	1,550,000	1,693,096
Philadelphia Hospitals and Higher Education Facilities		
Authority, Revenue:		
(Jefferson Health System):		
4.30%, 5/15/2006	500,000	505,365
5%, 5/15/2011	2,500,000	2,622,625
(Temple University Hospital) 6.50%, 11/15/2008	1,735,000	1,871,214
Philadelphia Municipal Authority, Lease Revenue:		
5.25%, 11/15/2011 (Insured; FSA)	2,000,000	2,204,040
5.25%, 11/15/2015 (Insured; FSA)	2,115,000	2,326,944
Sayre Health Care Facilities Authority, Revenue		
(Guthrie Health):		
6.25%, 12/1/2013	1,800,000	2,032,578
6.25%, 12/1/2014	1,000,000	1,124,890
State Public School Building Authority, School Revenue		
(York School District Project)		
5%, 5/1/2018 (Insured; FSA)	545,000	592,050
Swarthmore Borough Authority, College Revenue		
(Swarthmore College) 5.25%, 9/15/2020	750,000	820,628
Trinity Area School District		
5.20%, 11/1/2012 (Insured; FSA)	1,235,000	1,321,005
Wayne County Hospital and Health Facilities		
Authority (Wayne Memorial Hospital Project)		
5.25%, 7/1/2016 (Insured; MBIA)	2,135,000	2,342,415
West Mifflin Sanitary Sewer Municipal Authority,		
Sewer Revenue		
4.90%, 8/1/2013 (Insured; MBIA)	880,000	924,352

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Westmoreland County Zero Coupon, 12/1/2008 (Insured; FGIC)	1,590,000	1,424,561
Wilson Pennsylvania Area School District:		
5.125%, 3/15/2016 (Insured; FGIC)	1,300,000	1,429,103
5%, 5/15/2016 (Insured; FSA)	1,135,000	1,239,953
York County Hospital Authority, Revenue (Lutheran Social Services Health Center) 6.25%, 4/1/2011	1,000,000	1,002,910
Yough School District Zero Coupon, 10/1/2007 (Insured; FGIC)	1,000,000	929,030
Total Investments (cost $74,875,190)	**97.7%**	**78,022,423**
Cash and Receivables (Net)	**2.3%**	**1,819,752**
Net Assets	**100.0%**	**79,842,175**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**FSA**	Financial Security Assurance
		HR	Hospital Revenue
EDR	Economic Development Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company		
		XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	71.8
AA		Aa		AA	10.1
A		A		A	14.4
BBB		Baa		BBB	3.7
					100.0

[†] *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	74,875,190	78,022,423
Cash		1,016,651
Interest receivable		993,972
Receivable for shares of Beneficial Interest subscribed		10,214
Prepaid expenses		12,406
		80,055,666
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		47,709
Payable for shares of Beneficial Interest redeemed		139,413
Accrued expenses		26,369
		213,491
Net Assets ($)		**79,842,175**
Composition of Net Assets ($):		
Paid-in capital		76,485,324
Accumulated undistributed investment income–net		161,238
Accumulated net realized gain (loss) on investments		48,380
Accumulated net unrealized appreciation (depreciation) on investments		3,147,233
Net Assets ($)		**79,842,175**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		5,827,301
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**13.70**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**1,780,798**
Expenses:	
Management fee–Note 3(a)	242,117
Shareholder servicing costs–Note 3(b)	42,818
Professional fees	25,688
Prospectus and shareholders' reports	7,448
Registration fees	6,954
Trustees' fees and expenses–Note 3(c)	6,176
Custodian fees–Note 3(b)	5,543
Loan commitment fees–Note 2	419
Miscellaneous	9,900
Total Expenses	**347,063**
Less–reduction in management fee due to undertaking–Note 3(a)	(23,822)
Less–reduction in custody fees due to undertaking–Note 1(b)	(5,335)
Net Expenses	**317,906**
Investment Income–Net	**1,462,892**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	48,347
Net unrealized appreciation (depreciation) on investments	349,986
Net Realized and Unrealized Gain (Loss) on Investments	**398,333**
Net Increase in Net Assets Resulting from Operations	**1,861,225**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2005 (Unaudited)	Year Ended November 30, 2004
Operations ($):		
Investment income–net	1,462,892	3,065,724
Net realized gain (loss) on investments	48,347	156,348
Net unrealized appreciation (depreciation) on investments	349,986	(998,768)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,861,225**	**2,223,304**
Dividends to Shareholders from ($):		
Investment income–net	(1,445,369)	(3,043,007)
Net realized gain on investments	(191,232)	(296,073)
Total Dividends	**(1,636,601)**	**(3,339,080)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	4,303,210	13,715,003
Dividends reinvested	1,270,782	2,557,260
Cost of shares redeemed	(8,912,650)	(14,701,509)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(3,338,658)**	**1,570,754**
Total Increase (Decrease) in Net Assets	**(3,114,034)**	**454,978**
Net Assets ($):		
Beginning of Period	82,956,209	82,501,231
End of Period	**79,842,175**	**82,956,209**
Undistributed investment income–net	161,238	–
Capital Share Transactions (Shares):		
Shares sold	314,325	994,018
Shares issued for dividends reinvested	92,856	186,030
Shares redeemed	(650,734)	(1,071,908)
Net Increase (Decrease) in Shares Outstanding	**(243,553)**	**108,140**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended May 31, 2005 (Unaudited)	Year Ended November 30,				
		2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	13.66	13.84	13.70	13.65	13.12	12.87
Investment Operations:						
Investment income−net	.25[b]	.51[b]	.54[b]	.57[b]	.59	.61
Net realized and unrealized gain (loss) on investments	.06	(.14)	.17	.20	.56	.31
Total from Investment Operations	.31	.37	.71	.77	1.15	.92
Distributions:						
Dividends from investment income−net	(.24)	(.50)	(.54)	(.57)	(.59)	(.61)
Dividends from net realized gain on investments	(.03)	(.05)	(.03)	(.15)	(.03)	(.06)
Total Distributions	(.27)	(.55)	(.57)	(.72)	(.62)	(.67)
Net asset value, end of period	13.70	13.66	13.84	13.70	13.65	13.12
Total Return (%)	2.33[c]	2.82	5.16	5.81	8.94	7.38
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.86[d]	.85	.86	.85	.82	.90
Ratio of net expenses to average net assets	.79[d]	.80	.80	.80	.78	.80
Ratio of net investment income to average net assets	3.63[d]	3.69	3.93	4.21	4.36	4.72
Portfolio Turnover Rate	1.37[c]	22.50	25.16	10.77	27.47	34.68
Net Assets, end of period ($ x 1,000)	79,842	82,956	82,501	84,702	74,037	64,739

[a] *As required, effective December 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended November 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments by less than $.01 and increase the ratio of net investment income to average net assets from 4.16% to 4.21%. Per share data and ratios/supplemental data for periods prior to December 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

[d] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Pennsylvania Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2004 was as follows: tax exempt income $3,043,007, ordinary income $15,751 and long term capital gains $280,322. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended May 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from December 1, 2004 through May 31, 2005 to reduce the management fee paid by the fund, to the extent that, the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of .80 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $23,822 during the period ended May 31 2005.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholders accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquires regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31 2005, the fund was charged $16,509 pursuant to the shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2005, the fund was charged $14,526 pursuant to the transfer agency agreement.

During the period ended May 31, 2005, the fund was charged $1,693 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $40,642, shareholder services plan fees $3,574, chief compliance officer fees $1,693 and transfer agency per account fees $4,800, which are offset against an expense reimbursement currently in effect in the amount of $3,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, including on redemptions through the use of the fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities during the period ended May 31, 2005, amounted to $1,087,810 and $4,876,388, respectively.

At May 31, 2005, accumulated net unrealized appreciation on investments was $3,147,233, consisting of $3,181,755 gross unrealized appreciation and $34,522 gross unrealized depreciation.

At May 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

**Dreyfus
Pennsylvania
Intermediate
Municipal Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2005 Dreyfus Service Corporation

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